Exhibit 99.4

Form 51-102F3
Material Change Report

Item 1.                Name and Address of Company
SilverCrest Mines Inc. (the “Company”)
Suite 501, 570 Granville Street
Vancouver, British Columbia
Canada  V6C 3P1

Item 2.                Date of Material Change
March 13, 2014.

Item 3.                News Release
News Release dated March 13, 2014 was disseminated through Marketwired.

Item 4.                Summary of Material Change
The Company completed its short form prospectus offering by issuing a total of 8,855,000 common shares of the Company at a price of $2.60 per share for gross proceeds of $23,023,000.

Item 5.1              Full Description of Material Change
Further to the Company’s prospectus offering announced on February 19, 2014 and its short form prospectus dated March 6, 2014, the Company completed the public offering (the “Offering”) of a total of 8,855,000 common shares of the Company (“Common Shares”) at a price of $2.60 per share for gross proceeds of $23,023,000.

The Offering was underwritten by Dundee Securities Ltd., as lead underwriter, and National Bank Financial Inc., Raymond James Ltd. and PI Financial Corp. (collectively, the “Underwriters”).  The Underwriters received a cash commission at closing equal to 5.5% of the gross proceeds of the Offering.

The completed Offering included the Underwriters’ exercise in full of an over-allotment option exercisable for 1,155,000 Common Shares at $2.60 per share.

The Company plans to use the net proceeds of the Offering for working capital and general corporate purposes.

Item 5.2              Disclosure for Restructuring Transactions
Not applicable.

Item 6.                Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.

Item 7.	Omitted Information
Not applicable.

Item 8.	Executive Officer
J. Scott Drever, Chief Executive Officer
Telephone:  (604) 694-1730

Item 9.	Date of Report March 14, 2014